SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

IGM Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

449585108
(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

March 29, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449585108	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,169,894 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,169,894 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,169,894 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 7,905 shares of the common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) underlying 7,905 non-qualified options to purchase Common Stock of the Issuer (“Stock Options”) directly held by Dr. Kelvin M. Neu, a former full-time employee of Baker Bros. Advisors LP (the “Adviser”), that are exercisable within 60 days, 5,887 shares of Common Stock underlying 5,887 Stock Options directly held by Felix J. Baker, managing member of Baker Bros. Advisors (GP) LLC (the “Adviser GP”), that are exercisable within 60 days and 12,102 shares of Common Stock directly held by the Adviser.

(2)	Based on 27,371,165 shares of Common Stock outstanding at the close of the underwritten offering (the “Offering”) as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 30, 2022, including 1,304,347 shares of Common Stock exercised on March 30, 2022 as part of the underwriters’ option disclosed in the Issuer's 8-K filed with the SEC on March 30, 2022.

CUSIP No. 449585108	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,169,894 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,169,894 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,169,894 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 7,905 shares of Common Stock underlying 7,905 non-qualified Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 5,887 shares of Common Stock underlying 5,887 Stock Options directly held by Felix J. Baker, managing member of the Adviser GP, that are exercisable within 60 days and 12,102 shares of Common Stock directly held by the Adviser.

(2)	Based on 27,371,165 shares of Common Stock outstanding at the close of the Offering as reported in the Issuer's Prospectus filed with the SEC on March 30, 2022, including 1,304,347 shares of Common Stock exercised on March 30, 2022 as part of the underwriters’ option disclosed in the Issuer's 8-K filed with the SEC on March 30, 2022.

CUSIP No. 449585108	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,169,894 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,169,894 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,169,894 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 7,905 shares of Common Stock underlying 7,905 non-qualified Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 5,887 shares of Common Stock underlying 5,887 Stock Options directly held by Felix J. Baker, managing member of the Adviser GP, that are exercisable within 60 days and 12,102 shares of Common Stock directly held by the Adviser.

(2)	Based on 27,371,165 shares of Common Stock outstanding at the close of the Offering as reported in the Issuer's Prospectus filed with the SEC on March 30, 2022, including 1,304,347 shares of Common Stock exercised on March 30, 2022 as part of the underwriters’ option disclosed in the Issuer's 8-K filed with the SEC on March 30, 2022.

CUSIP No. 449585108	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,169,894 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 3,169,894 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,169,894 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 7,905 shares of Common Stock underlying 7,905 non-qualified Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 5,887 shares of Common Stock underlying 5,887 Stock Options directly held by Felix J. Baker, managing member of the Adviser GP, that are exercisable within 60 days and 12,102 shares of Common Stock directly held by the Adviser.

(2)	Based on 27,371,165 shares of Common Stock outstanding at the close of the Offering as reported in the Issuer's Prospectus filed with the SEC on March 30, 2022, including 1,304,347 shares of Common Stock exercised on March 30, 2022 as part of the underwriters’ option disclosed in the Issuer's 8-K filed with the SEC on March 30, 2022.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 6 is incorporated by reference herein.

On March 29, 2022, IGM Biosciences, Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC, as representatives of the several underwriters named therein (the “Underwriters”), related to the public offering (the “Offering”) of 8,695,653 shares of non-voting common stock (“Non-Voting Common Stock”) of the Issuer at a price to the public of $23.00 per share. The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into voting common stock of the Issuer (“Common Stock”), subject to the limitation discussed in Item 5 and has no expiration date. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at $21.85 per share, up to an additional 1,304,347 shares of Common Stock to cover overallotments, if any, which the Underwriters fully exercised on March 30, 2022. The Offering closed on April 1, 2022.

Pursuant to the Offering, 667 and Life Sciences purchased 233,590 and 2,592,497 shares of Non-Voting Common Stock, respectively, at the offering price of $23.00 per share, totaling 2,826,087 shares of Non-Voting Common Stock in the aggregate. Each of 667 and Life Sciences purchased Non-Voting Common Stock with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock, subject to limitations on exercise described in Item 5, exercise of some or all of the restricted stock units (“RSUs”), Stock Options (as defined in Item 5), Pre-funded Warrants (as defined in Item 5) subject to limitations on exercise described in Item 5, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Non-Voting Common Stock and shares of Common Stock that may be acquired upon exercise of pre-funded warrants to purchase Common Stock at an exercise price of $0.01 per share with no expiration date (the “Pre-funded Warrants”), subject to the limitations on conversion and exercise described below.

Holder	Common Stock	Non-Voting Common Stock	Pre-funded Warrants
667, L.P.	260,796	421,532	49,820
Baker Brothers Life Sciences, L.P.	2,883,204	4,674,392	616,846
Total	3,144,000	5,095,924	666,666

The Non-Voting Common Stock are only convertible into Common Stock to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Pre-funded Warrants are only exercisable into Common Stock to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates in the aggregate would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Pre-funded Warrants are not currently exercisable due to the effect of such restriction and the Beneficial Ownership Limitation.

Dr. Kelvin M. Neu, a former full-time employee of the Adviser holds options to purchase Common Stock of the Issuer (“Stock Options”) as compensation for his previous service on the Board, including 6,723 Stock Options at an exercise price of $16.00 per share of which 5,378 have vested. Dr. Neu also holds 2,527 Stock Options at an exercise price of $40.27 per share received as compensation from his previous service on the Board all of which are vested.

Stock Options previously granted by the Issuer to Dr. Neu in respect of Dr. Neu’s past Board service were amended to provide that, with respect to 9,250 then unvested shares subject to such options (the “Unvested Options”), so long as an individual designated by the Funds pursuant to the Nominating Agreement is serving as an outside director of the Issuer, Dr. Neu will be deemed to remain a service provider to the Issuer (the “Options Amendment”). Therefore, with Felix J. Baker’s service on the Board such Unvested Options will continue to vest in accordance with the terms of the applicable stock option agreements, as amended by the Options Amendment. As sixty days following the date of this filing 7,905 of the Unvested Options will have vested.

Felix J. Baker holds 5,887 vested Stock Options at an exercise price of $91.50 per share expiring February 19, 2031 as compensation for his service on the Board.

On March 12, 2022, Felix J. Baker was granted 29,497 Stock Options under the Issuer's Amended and Restated 2018 Omnibus Incentive Plan at an exercise price of $17.11 per share, one-twelfth of such Stock Options vest each month following the Issuer's 2022 Annual Meeting of Stockholders (“2022 Annual Meeting”), subject to Felix J. Baker's continued service on the Board. However, if the Issuer's 2023 Annual Meeting of Stockholders is prior to the one-year anniversary of the 2022 Annual Meeting, the Stock Options will be fully vested as of such date. These options expire on March 12, 2032.

Dr. Neu previously served, and Felix J. Baker currently serves on the Board. The policy of the Funds and the Adviser does not permit current or previous full-time employees of the Adviser and managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Dr. Neu’s past and Felix J. Baker’s current service.

The Adviser directly holds 892 shares of Common Stock vested from RSUs solely payable in Common Stock received in lieu of director retainer fees for past service on the Board and 11,210 shares of Common Stock received from the exercise of Stock Options.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Neu as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Dr. Neu received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Director Lock-Up Agreement

Pursuant to a lock-up agreement (the “Director Lock-Up Agreement”) entered into with the Underwriters in connection with the Offering Felix Baker agreed that, without the prior written consent of these Underwriters, neither he nor certain of his family members will, from the date of the Director Lock-Up Agreement and continuing through the close of trading on the date that is 60 days after the date set forth on the cover of the prospectus relating to the Offering, (1) sell or offer to sell (including, without limitation, effecting any short sale or establishing or increasing a put equivalent position or liquidating or decreasing any call equivalent position, pledging, hypothecating or granting any security interest in, or in any other way transferring or disposing of) any Common Stock or Non-Voting Common Stock (collectively, “Shares”) or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares (“Related Securities”) currently or hereafter owned either of record or beneficially by Felix Baker or such family members, (2) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (4) publicly announce any intention to do any of the foregoing, subject in each case to various exclusions set forth in the Director Lock-Up Agreement. Felix Baker executed the Director Lock-Up Agreement exclusively in his individual capacity, and not on behalf of the Adviser or funds that it advises, neither of which are subject to the Director Lock-Up Agreement.

The foregoing description of the Director Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Lock-Up Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Registration Rights Waiver

On March 25, 2022, the Funds entered into a waiver (the “Registration Rights Waiver”) of certain of the Funds’ and other investors’ registration and notice rights arising in connection with the filing by the Issuer with the Securities and Exchange Commission (“SEC”) on August 9, 2021, of: (1) a registration statement on Form S-3 (the “Issuer Registration Statement”), pursuant to which the Issuer may offer and sell its securities through shelf takedowns (“Takedown Offerings”); and (2) a registration statement on Form S-3, pursuant to which certain shareholders of the Issuer, including the Funds, may resell certain securities as set forth therein (the “Resale Registration Statement”). The rights waived pursuant to the Registration Rights Waiver arose under: (1) the amended and restated investor rights agreement by and between the Issuer and certain of the Issuer’s stockholders, dated June 28, 2019 (the “Investor Rights Agreement”) that was filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on August 19, 2019, and incorporated by reference as Exhibit 99.1 to Amendment No. 3 to Schedule 13D prepared by the Reporting Persons and filed with the SEC on January 29, 2021; and (2) the registration rights agreement that was entered into by the Issuer and certain of the Issuer’s stockholders, dated December 7, 2020 (the “Registration Rights Agreement”) that was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2020, and incorporated by reference as Exhibit 99.2 to Amendment No. 1 to Schedule 13D prepared by the Reporting Persons and filed with the SEC on December 11, 2020.

Pursuant to the Registration Rights Waiver, the Funds waived: (1) on behalf of themselves and certain other stockholders, any and all registration rights under the Investor Rights Agreement or otherwise in connection with the Issuer Registration Statement, any Takedown Offerings through October 1, 2022, and the Resale Registration Statement, as well as any and all related rights to notice in connection therewith; and (2) on behalf of themselves, any and all registration rights under the Registration Rights Agreement or otherwise in connection with the Issuer Registration Statement, any Takedown Offerings through October 1, 2022, and the Resale Registration Statement, as applicable, and any and all related rights to notice in connection therewith. Notwithstanding anything to the contrary contained in the Registration Rights Waiver, the Funds retained their rights to require the Issuer to file a “final” prospectus supplement pursuant to Section 2.1(d) of the Registration Rights Agreement pursuant to the terms thereof, so long as such rights are not exercised prior to the date sixty (60) days after the pricing date of the first Takedown Offering.

The foregoing description of the Registration Rights Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Waiver, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Director Lock-Up Agreement, by and among Felix Baker, J.P. Morgan Securities LLC, BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated, and Guggenheim Securities, LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39045), filed with the SEC on March 30, 2022).
99.2	Registration Rights Waiver, executed by Baker Brothers Life Sciences, L.P. and 667, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2022

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker